04015533

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III (A)

Amended

FACING PAGE

SEC FILE NUMBER
8- 50979

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2003 (MM/DD/YY) AND ENDING March 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coldbrooke Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2601 Main Street #700
(No. and Street)

Irvine CA 92614
(City) (State) (Zip Code)

RECD S.E.C. JUL 01 2004 616

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary L. Kaltenbach (949) 794-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED JUL 08 2004 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carlson & Smith, LLP (William Carlson)
(Name – *if individual, state last, first, middle name*)

21900 Burbank Blvd., #200, Woodland Hills CA 91367
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary L. Kaltenbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coldbrooke Financial Services, Inc., as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

ROSEMARY J. FERGUSON
COMM. #1343834
Notary Public-California
ORANGE COUNTY
My Comm. Exp. Feb 19, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHEDULE 1

COLDBROOKE FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended March 31, 2004

Net Capital	
Total stockholder's equity	$ 54,760
Total stockholder's equity qualified for net capital	54,760
Total capital and other allowable credits	54,760
Nonallowable assets:	
Receivables from non-customers	(21,080)
Loan receivable from shareholder	(2,628)
Net Capital before haircuts	31,052
Haircuts on securities	(26)
Net Capital	$ 31,026
Aggregate indebtedness	
Items included in the financial statement	
Total aggregate indebtedness	$ -
Minimum net capital required based on aggregate indebtedness	
Minimum dollar requirement	$ 5,000
Net capital required	$ 5,000
Excess net capital	$ 26,026
Excess net capital @ 1000%	$ 31,026
Ratio: aggregate indebtedness to net capital	0.0

SCHEDULE 1

COLDBROOKE FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended March 31, 2004

Reconciliation with company's computation
Net Capital

Net Capital as reported in Company's Part IIA (unaudited) FOCUS report	31,052
Haircut on marketable securities omitted from original report	(26)
Net Capital as reported in this Schedule 1	$ 31,026

Aggregate Indebtedness

Aggregate indebtedness as reported in this schedule 1	$ -